March 17, 2008
VIA EDGAR
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United State Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007 and as amended May 25, 2007
File No. 0-16509
Dear Mr. Rosenberg:
This letter is to request more time in responding to your requirement of additional information and explanation on the above-referenced filing. Discussions with our auditors and preparation of the response have been delayed due to activities last week preceding the filing of our Form 10-K.
We certainly appreciate the importance of answering these questions in a timely manner, and believe we can fully respond by March 25, 2008.
Sincerely,
(-s- Thomas F. Kopetic)
Thomas F. Kopetic
Vice President, Chief Financial Officer and Treasurer